July 23, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, DC 20549

Attn:	Charli Wilson, Attorney-Advisor
Matthew Crispino, Attorney-Advisor
Anastasia Kaluzienski, Staff Accountant
Robert Littlepage, Accounting Branch Chief

Re:	Blue Chip Technologies Corp.
Registration Statement on Form 10-12G
Filed June 14, 2024
File No. 000-56634

Ladies and Gentlemen:

We are submitting this letter on behalf of Blue Chip Technologies Corp. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated July 11, 2024, relating to the Company’s Registration Statement on Form 10-12G (Registration No. 000-56634) filed with the Commission on June 14, 2024 (the “Registration Statement”). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics.

Form 10-12G filed June 14, 2024

Description of Business, page 4

1. Please describe the competitive business conditions, your competitive position in the facial recognition industry, and the methods of competition. Refer to Regulation S-K Item 101(h).

In response to the Staff’s comment, we have revised the Registration Statement to describe in detail the current competitive business conditions, where we perceive our competitive position to be, and the keys for the Company to be competitive.

2. We note extensive discussion of facial recognition systems and your disclosure that you are focused on developing your core technologies in “artificial intelligence, computer vision, biometric analysis, and neural networks.” Please indicate the products incorporating each technology in your pipeline and the stage of development of each technology. With respect to artificial intelligence, please indicate if your algorithms are proprietary or open source, and update you risk factors to reflect the relevant risks.

In response to the Staff’s comment, we have indicated our intended technology applications and the stage of development thereof, and have discussed the development of our algorithms. Additionally, we have updated our risk factors to reflect the relevant risks.

Risk Factor, page 23

3. We note on page 10 that you describe the risk of bias associated with detecting ethnicity and the importance of representative training data, but we do not see risk factor disclosure specific to the risks associated with your use of artificial intelligence in your business. Please expand your risk factor disclosure to address the risks specific to your use of and reliance on artificial intelligence, facial recognition, and biometric technology as the basis for your business.

In response to the Staff’s comment, the Company has revised its “Risks Related to Our Industry” disclosure on page 12, to provide additional disclosure to address the risks specific to our use of and reliance on artificial intelligence, facial recognition, and biometric technology in our business.

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Financial Information

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

4. Certain financial information disclosed in your MD&A discussion is inconsistent with the financial statements. For example, on page 26 you disclose that you incurred $3,054,722 in operating expenses for the year ended December 31, 2023, yet your Statement of Operations shows operating expenses of $3,024,927. You had a decrease in operating expenses in 2023 as compared to 2022, not an increase. In addition, on page 28 you disclose you had working capital of $542,583 as of March 31, 2024, yet according to your balance sheet you had negative working capital. Please revise your MD&A discussion accordingly to ensure consistency and accuracy of financial information.

In response to the Staff’s comment, we have revised our MD&A discussion to ensure consistency and accuracy of financial information.

Debt, page 29

5. Please remove the duplicate table.

In response to the Staff’s comment, we have removed the duplicate table as requested.

Balance Sheets, page F-2

6. We note your indefinite-lived intangible asset balance of $875,000 at December 31, 2023 and March 31, 2024. Given your negative cash flows from operations, accumulated deficits, and recent discontinuation of your big data analytics software development, please tell us your consideration of ASC 350-30-35-18 and 19 in determining your indefinite-lived intangible assets were not impaired.

In response to the Staff’s comment, after further review the Company has revised the financial statements to write off or impair the balance of the intangible assets acquired.

7. The Preferred shares issued and outstanding as of December 31, 2023 and 2022, respectively, reported in the caption of your balance sheet do not agree with the reported line item amounts on the balance sheet or the information in Note 10. In addition, the number of Series A and Series B Preferred stock shares authorized, reported in the caption on your balance sheet, do not agree with the information in Note 10. Please revise accordingly. Similarly, revise the information in your interim balance sheet as necessary.

In response to the Staff’s comment, the Company has updated the balance sheet so that the information is consistent throughout the filing.

Statements of Operations, page F-3

8. We note you issued 24,000,000 shares of common stock for services valued at $2,928,000 and 38,944,964 shares of common stock for services valued at $7,788,933 in 2023 and 2022, respectively. Please tell us how you determined the value of the expenses incurred and expand your disclosures to comply with the requirements of ASC 718-10-50- 1.

In response to the Staff’s comment, the company valued the shares issued on the date of the each agreement. In the case of the 24,000,000 shares issued to the Company’s CEO the Company has revised the financial statements to amortize the value of the shares issued over the service period of the agreement.

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Interim Financial Statements, page F-13

9. Please label your interim financial statements as “unaudited.”

In response to the Staff’s comment, we have amended the filing accordingly.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me or our attorney (Jessica Lockett, Esq.) at 949.540.6540.

Sincerely,
BLUE CHIP TECHNOLOGIES CORP.

Andrew Gaudet, COO.

Cc:    Jessica Lockett, Esq.

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